UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File No. 0-18954

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR

For the Fiscal Year Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on From 20-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMISSION HAS
VERIFIED ANY OF THE INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Odyssey Pictures Corporation

Full Name of Registrant

N/A

Former Name if Applicable

2321 Coit Rd. Suite E

Address of Principal Executive Office (Street and Number)

Plano, Texas 75075

City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this formcould not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi annual report, transition report onForm 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable. N/A

PART III - NARRATIVE

The Company has not been able to compile all of the requisite financial data and narrative information necessary for it to have sufficient time to complete its Annual Report on Form 10-K for the fiscal year ended June 30, 2009 without unreasonable effort or expense.  The Form 10-K will be filed as soon as reasonably practicable and in no event later than October 13, 2009.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to thisnotification:

John W. Foster	972	867-0055
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of theSecurities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify reports. ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operationsfrom the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Odyssey Pictures Corporation

(Name of Registrant as Specified in its Charter)

Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2009	By: /s/ John W. Foster
John W. Foster, President Principal Financial Officer